Exhibit 99.1

APRIL 20, 2022 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO» BULLETIN N°47

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

SHAREHOLDERS' AND UNITHOLDERS' MEETINGS

GENFIT

French public limited company (Société Anonyme) with a Board of Directors with share capital of 12,453,872,25 euros

Registered Office: 885 avenue Eugène Avinée, 59120 Loos

424 341 907 R.C.S. Lille Métropole

Notice of meeting serving as convocation

Ladies and Gentlemen, the fellow shareholders of the company GENFIT S.A. (the “Company”) are convened to a Combined Shareholders’ General Meeting (the “Shareholders’ Meeting”) at the specified office of the Faculté de Pharmacie de Lille located Parc Eurasanté, 3 rue du Professeur Laguesse in Lille (59000), France, on May 25, 2022 at 10:00 a.m., to deliberate on the following agenda.

In the event where the Shareholders’ Meeting could not deliberate due to the required quorum not being reached on first notice, the Shareholders’ Meeting will be reconvened to deliberate on the same agenda, on June 14, 2022 at 10: 00 a.m. (Paris time).

AGENDA

Ordinary Shareholders’ Meeting

-	Presentation of the Board of Directors’ management report on the Company's activity and on the financial statements for the year ended on December 31, 2021, the Statutory Auditors' general report on the accounts for the year ended on December 31, 2021;

-	Presentation of the Group’s management report by the Board of Directors and reading of the Statutory Auditors' general report on the consolidated financial statements for the year ended on December 31, 2021;

-	Presentation of the Board of Directors’ corporate governance report;

-	Approval of the annual financial statements for the year ended on December 31, 2021 (Resolution n°1);

-	Approval of the consolidated annual financial statements for the year ended on December 31, 2021 (Resolution n°2);

-	Allocation of the results for the year ended on December 31, 2021 (Resolution n°3);

-	Reading and approval of the Statutory Auditors' special report on the regulated agreements within the meaning of article L.225-38 et seq. of the French Code de commerce previously authorised and entered into and whose execution continued during the past financial year (Resolution n°4);

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-	Reading of the Board of Directors’ special report on the options to subscribe or purchase Company’s shares in accordance with article L.225-184 of the French Code de commerce;

-	Reading of the Board of Directors’ special report on the granting of free shares in accordance with article L.225-197-4 of the French Code de commerce;

-	Reading of the table summarizing the delegations of authority and powers granted by the shareholders’ meeting to the Board of Directors in respect of capital increases, in accordance with articles L.225-129-1, L.225-129-2, L.225-129-5, L.225-129-6 et L.22-10-49 et seq. of the French Code de commerce;

-	Reading of the Board of Directors’ supplementary report on the use of delegations of powers granted by the shareholders’ meeting, in accordance with article R.225-116 of the French Code de commerce;

-	Renewal of the mandate of Mr. Jean-Francois MOUNEY as a member of the Board of Directors (Resolution n°5);

-	Renewal of the mandate of Mr. Jean-Francois TINÉ as a member of the Board of Directors (Resolution n°6);

-	Renewal of the mandate of Mr. Xavier GUILLE DES BUTTES as a member of the Board of Directors (Resolution n°7);

-	Renewal of the mandate of Ms. Anne-Hélène MONSELLATO as a member of the Board of Directors (Resolution n°8);

-	Renewal of the mandate of Ms. Catherine LARUE as a member of the Board of Directors (Resolution n°9);

-	Renewal of the mandate of the company BIOTECH AVENIR as a member of the Board of Directors, with Ms Florence SÉJOURNÉ as permanent representative (Resolution n°10);

-	Appointment of the company IPSEN as a member of the Board of Directors, with Mr. Steven HILDEMANN as permanent representative (Resolution n°11);

-	Approval of the information relating to the components of overall compensation paid during the 2021 financial year, or allocated for the same financial year, to all of the Company's corporate officers (Resolution n°12);

-	Approval of the components of overall compensation paid during the 2021 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company (Resolution n°13);

-	Approval of the components of overall compensation paid during the 2021 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT, Chief Executive Officer of the Company (Resolution n°14);

-	Approval of the compensation policy for financial year 2022 applicable to all of the Company's corporate officers (Resolution n°15);

-	Approval of the compensation policy for financial year 2022 applicable to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company (Resolution n°16);

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-	Approval of the compensation policy for financial year 2022 applicable to Mr. Pascal PRIGENT, Chief Executive Officer of the Company (Resolution n°17);

-	Approval of the compensation policy for financial year 2022 applicable to the Directors of the Company (Resolution n°18);

-	Authorisation for the Company’s repurchase of its’ own shares (Resolution n°19); and

-       Extraordinary Shareholders’ Meeting

-	Acknowledgment of the reconstitution of the Company’s equity capital (Resolution n°20);

-	Delegation of authority granted to the Board of Directors to issue ordinary shares and/or securities giving access to the share capital of the Company without preferential subscription rights and for the benefit of a category of persons (Resolution n°21);

-	Overall cap applicable to the authorisations provided for in resolutions n°16 to 18 and n°21 to 23 previously approved at the shareholders’ meeting held on June 30, 2021 and in resolution n°22 of this Shareholders’ Meeting (Resolution n°22);

-	Delegation of authority granted to the Board of Directors for the purpose of issuing autonomous share subscription warrants reserved for the consultants of the Company (Resolution n°23);

-	Authorisation granted to the Board of Directors to allocate options to subscribe and/or purchase shares (Resolution n°24);

-	Authorisation granted to the Board of Directors to allocate existing or new free shares (Resolution n°25);

-	Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan (Resolution n°26);

-	Delegation of power granted to the Board of Directors for the purpose of cancelling all or part of the shares held by the Company, pursuant to the authorisation to repurchase shares (Resolution n°27);

-	Amendment of the Company’s by-laws for the adoption of a raison d’être within the meaning of Article 1835 of the French Code civil (Resolution n°28); and

-       Ordinary Shareholders’ Meeting

-	Powers to carry out formalities (Resolution n°29).

DRAFT RESOLUTIONS

Ordinary Shareholders’ Meeting

First Resolution - Approval of the annual financial statements for the year ended on December 31, 2021

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Board of Directors’ report on the Company's annual financial statements and having reviewed the Statutory Auditors' report for the year ended on December 31, 2021, approves the financial statements, as they are presented to them, prepared according to French standards and in accordance with the French Code de commerce, which show a net income of €70,069,416.

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The Shareholders’ Meeting also approves the operations reflected in these annual financial statements or summarized in these reports.

Under Articles 223 quater and 223 quinquies of the French Code général des impôts, the Shareholders’ Meeting notes that there are no expenditures or charges deductible from the Company's taxable income as referred to in Article 39.4 of the French Code général des impôts.

After having deliberated, the Shareholders’ Meeting gives to the members of the Board of Directors and the Statutory Auditors, full and unconditional discharge from their duties for the year ended December 31, 2021.

Second Resolution - Approval of the reports and consolidated financial statements for the year ended on December 31, 2021

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Board of Directors’ report and the Statutory Auditors' report for the year ended on December 31, 2021, approves, as they are presented to them, the consolidated annual financial statements prepared according to the international financial reporting standards and the IFRS accounting standards, which show a net income of €67,259,208 as well as the operations reflected in these statements or summarized in these reports.

After having deliberated, the Shareholders’ Meeting gives to the members of the Board of Directors and to the Statutory Auditors, full and unconditional discharge from their duties for said year.

Third Resolution - Allocation of the results for the year ended on December 31, 2021

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, approves the proposal of the Board of Directors regarding the allocation of the results for the financial year 2021 and thus decides to allocate the net income for the year ended on December 31, 2021 as follows:

ORIGIN

Net income for the year ended on December 31, 2021	€70,069,416

ALLOCATION

Allocation to the item "Retained earnings",

For a total of	€70,069,416

This thus brings the retained earnings from €399,339,426 to €329,270,010.

The Shareholders’ Meeting acknowledges, in accordance with Article 243 bis of the French Code général des impôts, that so far there has been no distribution of dividends during the previous three financial years.

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Fourth Resolution - Statutory Auditors’ special report on regulated agreements

After having deliberated, the Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings and, having reviewed the Statutory Auditors’ report prepared pursuant to the provisions of Articles L.225-38 and L.225-40 of the French Code de commerce takes note of such report and approves the regulated agreements refered to therein in accordance with Article L.225-38 of the French Code de commerce.

Fifth Resolution - Renewal of the mandate of Mr. Jean-Francois MOUNEY as a member of the Board of Directors

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to renew the mandate of:

Mr. Jean-François MOUNEY

Born on August 20, 1955 in Condat-sur-Vézère (24750)

residing Résidence les Clairières, 132, avenue de Flandre, Wasquehal (52290)

as a director (administrateur) with effect at the end of this Shareholders’ Meeting, for a period of five years expiring at the end of the ordinary shareholders’ meeting which will approve the financial statements for the year ending December 31, 2026.

Sixth Resolution - Renewal of the mandate of Mr. Jean-Francois TINÉ as a member of the Board of Directors

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to renew the mandate of:

Mr. Jean-François TINÉ

Born on August 9, 1956 in Alger (Algeria)

residing 2 rue Joseph Bara, 75006 Paris

as a director (administrateur) with effect at the end of this Shareholders’ Meeting, for a period of five years expiring at the end of the ordinary shareholders’ meeting which will approve the financial statements for the year ending 31 December 2026.

Seventh Resolution - Renewal of the mandate of Mr. Xavier GUILLE DES BUTTES as a member of the Board of Directors

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to renew the mandate of:

Mr. Xavier GUILLE DES BUTTES

Born on December 27, 1941 in Angers (49000)

residing 3, rue Kléber, 44000 Nantes

as a director (administrateur) with effect at the end of this Shareholders’ Meeting, for a period of five years expiring at the end of the ordinary shareholders’ meeting which will approve the financial statements for the year ending December 31, 2026.

Eighth Resolution - Renewal of the mandate of Ms. Anne-Hélène MONSELLATO as a member of the Board of Directors

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to renew the mandate of:

Ms. Anne-Hélène MONSELLATO

Born on January 30, 1968 in Rouen (76000)

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residing 145, boulevard de Magenta, 75010 Nantes

as a director (administrateur) with effect at the end of this Shareholders’ Meeting, for a period of five years expiring at the end of the ordinary shareholders’ meeting which will approve the financial statements for the year ending December 31, 2026.

Nineth Resolution - Renewal of the mandate of Ms. Catherine LARUE as a member of the Board of Directors

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to renew the mandate of:

Ms. Catherine LARUE

Born on August 20, 1955 in Sainte Adresse (76130)

residing 44, boulevard Napoléon 1er, L-2210 Luxembourg

as a director (administrateur) with effect at the end of this Shareholders’ Meeting, for a period of five years expiring at the end of the ordinary shareholders’ meeting which will approve the financial statements for the year ending December 31, 2026.

Tenth Resolution - Renewal of the mandate of the company BIOTECH AVENIR as a member of the Board of Directors with Ms Florence SÉJOURNÉ as permanent representative

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to renew the mandate of:

BIOTECH AVENIR

885, avenue Eugène Avinée, 59120 Loos

With Ms Florence SÉJOURNÉ as permanent representative

Born on December 14, 1971 in Rosny-sous-Bois (93110)

residing 19 bis rue Jean Mermoz in Marcq-en-Baroeul (59700)

as a director (administrateur) with effect at the end of this Shareholders’ Meeting, for a period of five years expiring at the end of the ordinary shareholders’ meeting which will approve the financial statements for the year ending December 31, 2026.

Eleventh Resolution – Appointment of the company IPSEN as a member of the Board of Directors with Mr. Steven HILDEMANN as permanent representative

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to renew the mandate of:

IPSEN

65 Quai George Gorse, 92100 Boulogne-Billancourt

With Steven HILDEMANN as permanent representative

Born on January 14, 1962 in Memmingen, Germany

residing 65 Quai Geaorges Gorse, Boulogne-Billancourt (92100),

as a director with effect at the end of this Shareholders’ Meeting, for a period of five years expiring at the end of the ordinary shareholders’ meeting which will approve the financial statements for the year ending December 31, 2026.

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Twelfth Resolution - Approval of the information relating to the components of overall compensation paid during the 2021 financial year, or allocated for the same financial year, to all of the Company's corporate officers

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in Section 3 of the Company’s 2021 Universal Registration Document, approves the information mentioned in I of Article L.22-10-9 of the French Code de commerce.

Thirteenth Resolution - Approval of the components of overall compensation paid during the 2021 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in Section 3 of the Company’s 2021 Universal Registration Document, approves the components of overall compensation paid during the 2021 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY as Chairman of the Board of Directors of the Company.

Fourteenth Resolution - Approval of the components of overall compensation paid during the 2021 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT, Chief Executive Officer of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in Section 3 of the Company’s 2021 Universal Registration Document, approves the components of overall compensation paid during the 2021 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT as Chief Executive Officer of the Company

Fifteenth Resolution - Approval of the compensation policy for financial year 2022 applicable to all of the Company's corporate officers

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with Article L.22-10-8 of the French Code de commerce, after having reviewed the information presented in Section 3 of the Company’s 2021 Universal Registration Document, approves the compensation policy for corporate officers for financial year 2022 applicable to all of the corporate officers of the Company.

Sixteenth Resolution - Approval of the compensation policy for financial year 2022 applicable to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with Article L.22-10-8 of the French Code de commerce, after having reviewed the information presented in Section 3 of the Company’s 2021 Universal Registration Document, approves the compensation policy for corporate officers for financial year 2022 applicable to the Chairman of the Board of Directors of the Company.

Seventeenth Resolution - Approval of the compensation policy for financial year 2022 applicable to Mr. Pascal PRIGENT, Chief Executive Officer of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with Article L.22-10-8 of the French Code de commerce, after having reviewed the information presented in Section 3 of the Company’s 2021 Universal Registration Document, approves the compensation policy for corporate officers for financial year 2022 applicable to the Chief Executive Officer of the Company

Eighteenth Resolution - Approval of the compensation policy for financial year 2022 applicable to the Directors of the Company

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The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in Section 3 of the Company’s 2021 Universal Registration Document, approves the compensation policy of corporate officers for the financial year 2022, applicable to the Directors of the Company.

Nineteenth Resolution - Authorisation for the Company’s repurchase of its’ own shares

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for Ordinary Shareholders’ Meetings, after having deliberated and reviewed the Board of Directors’ report, authorizes the Board of Directors, along with the power to sub-delegate, pursuant to the conditions set forth in Articles L.22-10-62 et seq. of the French Code de commerce, to repurchase Company’s own shares through the implementation of a share repurchase program.

The Shareholders’ Meeting decides that:

—	the maximum purchase price (excluding expenses) per share is set at €25.00 and
—	the maximum amount of funds allocated to the implementation of this share repurchase program may not exceed €1,500,000.

The Shareholders’ Meeting grants to the Board of Directors, along with the power to sub-delegate within the conditions of Article L.22-10-62 French Code de commerce, in particular a change in the par value of the share, in the event of a capital increase through incorporation of reserves, issue of consideration free shares, stock split or reverse stock split, distribution of reserves or of any other assets, redemption of capital or any other transaction or with the amortization of equity or other transactions affecting equity, in such so as to take account of the impact of such transactions on the value of the shares. The Shareholders’ Meeting decides that the Company may purchase a number of shares such that:

—   the maximum number of shares that may be acquired pursuant to this authorisation may not exceed ten percents (10%) of the total number of shares comprising the Company’s share capital and five percents (5%) of the total number of shares comprising the Company’s share capital for the acquisitions made to retain shares and to subsequently use them as payment or in an exchange in the context of a merger, split or contribution transaction; it being specified that (i) these limits apply to an amount of the Company’s share capital that will be adjusted, if necessary, to take into account those transactions that will affect the share capital subsequent to this Shareholders’ Meeting, and (ii) when the shares are bought back to promote liquidity under the conditions set out by the General Regulations of the French Autorité des marchés financiers, the number of shares taken into account to calculate the above mentioned 10% limit corresponds to the number of shares purchased, minus the number of shares re-sold during the authorisation period; and

—   the acquisitions carried out by the Company must not result in the Company holding, at any moment whatsoever, directly or indirectly, more than ten percents (10%) of its share capital.

This authorisation is intended to allow the Company to pursue the following objectives, in compliance with applicable legislative and regulatory provisions:

a)	to retain the Company’s shares that will have been purchased and to use them in exchange or in payment within the context of potential external growth transactions, in accordance with stock market regulations;
b)	to deliver shares upon the exercise of rights attached to securities giving access to the share capital of the Company;
c)	to allocate shares to employees or corporate officers of the Company or its subsidiaries in accordance with the terms and conditions set forth by law, in particular with respect to the allocation of free shares, the participation in the profits resulting from the expansion of the business, the stock option plans or through a company savings plan;
d)	to ensure liquidity and to promote the secondary market for the Company’s securities, which would be accomplished by an investment services provider acting under a liquidity contract in compliance with the ethics charter approved by the French Autorité des marchés financiers;
e)	to cancel all or part of the repurchased securities, provided the twenty-seventh resolution below is adopted; and
f)	to accomplish all other authorized goals or goals that could become authorized by law or recognized or that would be recognized as a market practice by the French Autorité des marchés financiers, in which case the Company would inform its shareholders by way of a press release.

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The Shareholders’ Meeting decides that these purchase, sale, exchange or transfer transactions may be carried out in any manner, that is, either on the regulated market, on a multilateral trading facility, through a systematic internalizer or through an over-the-counter transaction, such as an acquisition or block trades, or by resorting to financial instruments, in particular financial derivatives negotiated on a regulated market, on a multilateral trading facility, through a systematic internalizer or through a private transaction or by resorting to warrants, in compliance with the conditions set forth by the legislative and regulatory provisions that are applicable on the date of the considered transactions and during the periods set by the Company’s Board of Directors or by the person to whom the Board of Directors delegated its authority. The maximum portion of the share capital acquired or transferred in the form of blocks trades can be the total amount of the repurchase program.

Moreover, the Shareholders’ Meeting grants full powers to the Board of Directors, along with the power to sub-delegate pursuant to the conditions set forth in Article L.22-10-62 of the French Code de commerce, to decide and implement this authorisation, to specify, if necessary, its terms and, in particular, to place any on or off-market orders, to allocate or reallocate purchased shares to the various set objectives, in accordance with applicable laws and regulations, to enter into any agreements, particularly for the purpose of maintaining share purchase and sale registries, to complete any formalities or statements with any agencies, particularly the French Autorité des marchés financiers and, generally speaking, to take any necessary action in order to complete the transactions carried out pursuant to this authorisation.

The Shareholders’ Meeting also grants full powers to the Board of Directors, if the law or the French Autorité des marchés financiers were to extend or supplement to the authorized objectives for share repurchase programs, to inform the public of any changes to the repurchase program concerning the modified objectives, in accordance with applicable laws and regulations.

This authorisation is granted for a period of 18 months from the date of this Shareholders’ Meeting. It voids, from this day, any prior authorisation having the same purpose, i.e. any authorisation relating to the repurchase of its own shares by the Company. This authorisation therefore voids the authorisation granted by the Shareholders’ Meeting dated 30 June 2021 pursuant to its thirteenth resolution.

Extraordinary Shareholders’ Meeting

Twentieth Resolution – Acknowledgment of the reconstitution of the Company’s equity capital

The Shareholders’ Meeting after having reviewed the report of the Board of Directors and the Company’s annual financial statements for the year ended on December 31, 2021, acknowledges that the Company’s equity capital had been restored to a minimum of over half of the share capital pursuant to the Article L.225-248 of the French Code de commerce.

Twenty-first Resolution - Delegation of authority granted to the Board of Directors to issue ordinary shares and/or securities giving access to the share capital of the Company without preferential subscription rights and for the benefit of a category of persons

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225- 129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.225-135, L.22-10-51, L.225-138, L.228-91 et seq. of the

French Code de commerce:

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1.    Delegates its authority to the Board of Directors to decide to increase the share capital, without shareholders’ preferential subscription rights, once in full or in various instalments, for an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 20,000,000 shares), by the issue of shares and any other securities giving access to the capital of the Company, the said shares granting the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance), in euros or any other currencies determined by reference to several currencies, in France or abroad, it being specified that this amount will be included in the overall nominal cap amount of €5,000,000 set forth in the twenty-second resolution of this Shareholders’ Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital; it being specified that the Board of Directors will have the option to sub-delegate all necessary powers to decide and implement (and, as the case may be, postpone) the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3.    Also delegates its authority to the Board of Directors for the purpose of deciding on the issuance of securities entitling their holder to debt securities giving access to share capital of the Company to be issued;

4.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company or to debt securities that could potentially be issued pursuant to this delegation will amount to a maximum of €75,000,000 or to the exchange value of this amount in the event of an issuance carried out in any currency or in any other currency unit set through reference to a number of currencies;

5.    Decides to waive the preferential subscription right of shareholders to the securities to be issued pursuant to this resolution and to reserve the subscription right:

(a)	in the context of an industrial or strategic agreement with the Company to:

-	industrial or commercial companies of the pharmaceutical/biotech sector, or

-	investment fund companies or fund management companies or collective savings managing funds established under French or foreign law, or

-	any other legal entity (including a trust) or physical person, investing in the pharmaceutical/biotech sector; and

(b)	in the context of an offering referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier in respect of French investors and equivalent provisions for foreign investors to:

-	industrial or commercial companies of the pharmaceutical/biotech sector, or

-	investment fund companies or fund management companies or collective savings managing funds established under French or foreign law, or

-	any other legal entity (including a trust) or physical person, investing in the pharmaceutical/biotech sector, meeting, in each case listed above, the criteria to participate in such an offering, or

-	investment services providers of French or foreign law likely to secure such an offering;

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6.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders’ renunciation of their preferential subscription right to shares or securities giving access to the share capital that these securities grant rights;

7.    Decides that the Board of Directors will set the list of the beneficiaries within the category of beneficiaries mentioned above to the benefit of which the preferential subscription right have been waiveed and will set the characteristics, the amount and the terms of any issue as well as the terms and conditions for paying up the issued shares. In particular, it will determine the number of shares to be issued to each beneficiary and will set, given the information contained in its report, the subscription price of such securities, their entitlement date, provided that the sum received or to be received by the Company for each share issued under this delegation shall be at least equal to the volume-weighted average (in the central order book and excluding off- market block trades) of the Company’s share price quotation selected from a period comprising between five and thirty stock market trading days in a row consecutive sessions among the last thirty stock market trading days preceding the date upon which the issuance price is set, it being specified that this average could be adjusted, if necessary, to account for the different dividend entitlement date (date de jouissance) and potentially be discounted by a maximum amount of 15%;

8.    Specifies that the last thirty stock market trading days above are those that will immediately precede the determination of the issuance price of the ordinary shares, such determination to take place, if necessary, at the close of the period during which investors are placing firm or indicative subscription orders (such period being the “bookbuilding” period) and therefore to reflect the price of such orders;

9.    Decides that the Board of Directors cannot, unless authorised in advance by the shareholders’ general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

10. The Board of Directors will have the option under the terms set out in paragraph 1, to sub-delegate to the Chief Executive Officer and, with his prior approval, to one or more of the Deputy Chief Executive Officers, the power to take all or part of the decisions mentioned in the paragraphs above and, as the case may be, in accordance with indicative parameters which it may have adopted;

11. Acknowledges that, in the event of use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders’ general meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution; and

12. Ackowledges that this delegation voids, from this day, any prior authorisation having the same purpose.

The delegation of authority granted to the Board of Directors pursuant to the resolution is valid for a term of 18 months as from the date of this Shareholders’ Meeting.

Twenty-second Resolution- Overall cap applicable to the authorisations provided for in the resolutions n°16 to 18 and n°21 to 23 approved at the shareholders’ meeting held on June 30, 2021 and in resolution n°22 of this Shareholders’ Meeting

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated, decides that the overall amount of the share capital increases that could potentially be carried out immediately and/or in the future pursuant to the delegations of authority provided in the sixteenth to eighteenth and twenty-first to twenty-third resolutions previously approved at the shareholders’ meeting held on June 30, 2021 (the “2021 Shareholders’ Meeting”) and in the twenty-second resolution of this Shareholders’ Meeting cannot exceed an overall nominal amount of €5,000,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 20,000,000 shares, it being specified that this overall amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

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As a consequence of the foregoing, the Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings:

1.    Decides to increase the overall nominal amount stated at paragraph 3. of the sixteenth to eighteenth resolutions approved at the 2021 Shareholders’ Meeting, at paragraph 2. of the twenty-second resolution approved at the 2021 Shareholders’ Meeting and at paragraph 1. of the twenty-third resolution approved at the 2021 Shareholders’ Meeting to €5,000,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 20,000,000 shares);

2.    Decides to increase the overall nominal amount stated at paragraph 5. of the sixteenth and seventeenth resolutions approved at the 2021 Shareholders’ Meeting, at paragraph 6. of the eighteenth and twenty-second resolutions approved at the 2021 Shareholders’ Meeting and at paragraph 4. of the twenty-third resolutions approved at the 2021 Shareholders’ Meeting to €75,000,000 (or, to the exchange value of this amount in the event of an issuance carried out in any currency or in any other currency unit set through reference to a number of currencies);

3.    Decides to replace the reference to the “twenty-fourth resolution of this Shareholders’ Meeting” in the sixteenth to eighteenth and twenty-first to twenty-third resolutions approved at the 2021 Shareholders’ Meeting by a reference to the “twenty-second resolution of the shareholder’s meeting convened on May 25, 2022 and, if the required quorum for extraordinary meeting is not reached on first notice, on June 14, 2022”.

4.    Ackowledges that this resolution cancels and replaces in its entirety the twenty-fourth resolution approved by the 2021 Shareholders’ Meeting.

Twenty-third Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing autonomous share subscription warrants reserved for the consultants of the Company

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.225-138 and L.228-91 et seq. of the French Code de commerce:

1.  Delegates its authority to the Board of Directors for the purpose of deciding to increase the share capital, either once in full or in a number of instalments, in the proportions and at the times it shall determine, through the issuance of share subscription warrants (bons de souscription d’actions, or “BSA”), it being specified that the Board of Directors may sub-delegate to the Chief Executive Officer or, with his approval, to one or more of its Deputy Chief Executive officers members, under the conditions set forth by law, all the necessary powers to decide and implement (and, as the case may be, postpone) on the share capital increase;

2.  Decides that the nominal amount of the share capital increases that could potentially be carried out pursuant to this delegation cannot exceed a maximum nominal amount of €6,250 (i.e., on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 25,000 shares), it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

3.  Decides to waive the preferential subscription right of shareholders to the BSA referred to in this resolution and to reserve the right to subscribe to any natural person or legal entity that is a consultant of the Company able to prove an existing contractual relationship with the Company as of the date of the use of this delegation by the Board of Directors;

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4.  Acknowledges that, for the benefit of holders of the BSA issued pursuant to this resolution, this delegation of authority automatically implies shareholders’ renunciation of their preferential subscription right to shares that these BSA grant rights over;

5.  Decides that the Board of Directors will determine the precise list of beneficiaries within the category of beneficiaries previously mentioned for whose benefit the preferential subscription right was waived and will determine the characteristics, amounts and terms and conditions of any issuance, as well as the terms and conditions for paying up the issued shares, being specified that one BSA will give the right to subscribe to one Company’s share. In particular, the Board of Directors will determine the number of the BSA to be issued for the benefit of each beneficiary and will set, taking into account the guidelines included in its report, the subscription price and the exercise price of such BSA, their dividend entitlement date (date de jouissance), it being specified that the amount paid or that should be paid to the Company for each share issued within the context of this delegation, will be at least equal to the volume-weighted average of the Company’s share price quotation during a period of a minimum of five consecutive trading days to a maximum of thirty consecutive trading days among the last thirty trading days preceding the date upon which the subscription price is set, and potentially be discounted by a maximum amount of 5% at the time of allocation of the BSA, it being specified that the subscription price of the BSA shall be equal to 10% of the thus-determined exercise price of the BSA and that the amount thus disbursed at the moment of subscription may be deducted from the amount due at the time of exercise;

6.  Acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose, i.e., any delegation for the purpose of issuing autonomous BSA reserved for a specific category of persons. This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 27 November 2019 pursuant to its seventh resolution; and

7.  Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders’ meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution. The delegation of authority thus granted to the Board of Directors is valid for a term of 18 months as from the date of this Shareholders’ Meeting.

Twenty-fourth Resolution - Authorisation granted to the Board of Directors to allocate options to subscribe and/or purchase shares

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Articles L.225-177 to L.225-185 and L.22-10-56 to L.22-10-58 of the French Code de commerce;

1. Authorises the Board of Directors to grant, on one or more occasions, subject to the abstention periods provided for by law, options granting entitlement to the subscription of new shares of the Company to be issued by means of a share capital increase or to the purchase of existing Company’s shares resulting from buy-backs realised pursuant to applicable law, to the benefit of employees and executive officers of the Company or of the groups provided in Article L.225-180 of the French Code de commerce, or of some of them, and thus approves the putting in place by the Board of Directors of one or more share subscription and/or purchase options plans within the frame set out below;

2. Decides that the options that may be granted pursuant to this authorisation will not give rights, upon exercise, to the subscription or purchase of a total number of shares exceeding 400,000 shares, that is, as the case may be, a maximum share capital increase of €100,000; it being specified that this cap of 400,000 shares: (i) does not take into account any adjustment that may be made in accordance with applicable legal and regulatory provisions and, as the case may be, with the contractual provisions providing for other adjustment cases to preserve the rights of the holders of securities or other rights giving access to the share capital; and (ii) shall be adjusted to take into account all transactions lowering the nominal value of the shares or increasing the number of shares that could take place before the allocation of the options;

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3. Decides that the time period for exercising the options shall not exceed 10 years from the date of the allocation;

4. Decides that the exercise price of the options granted pursuant to this delegation shall be set on the day the options are allocated by the Board of Directors, it being specified that the exercise price of the options shall not be (i) lower than 80% of the average of the stock price during the twenty stock market trading days preceding the date upon which the options are granted; and (ii) only for stock options, lower than 80% of the average purchase price of the shares held by the Company, pursuant to Article L.22-10- 62 of the French Code de commerce;

5. Decides that the exercise price may be modified throughout the duration of the options only in case of implementation of the measures required to protect the interests of the beneficiaries of the options, pursuant to Article L.225-181 of the French Code de commerce;

6. Acknowledges that, for the benefit of the beneficiaries of the options, the Shareholders’ Meeting’s decision automatically implies shareholders’ renunciation of their preferential subscription rights to shares that shall be issued as the options to subscribe are exercised;

7. Decides to grant full powers to the Board of Directors, with the option to delegate and sub-delegate under the conditions set forth by law, notably:

-	to determine the conditions for the allocation of the options, the number and the identity of the beneficiaries and the number of options granted to each of them;
-	to set, within the above-specified limits, the options exercise price and the time period during which the options may be exercised;
-	to set the exercise conditions and notably the performance conditions to which the exercise of the options allocated to the executive officers of the Company and to some of the managing directors of the Company and of its subsidiaries shall be subject to;
-	to impose, as the case may be, a time period during which the options shall not be exercised and/or a time period during which the acquired shares may not be transferred;
-	when determining the features of each plan, to take into account legal requirements, notably tax ones, applicable depending on the jurisdiction where the beneficiaries are located, notably, as far as the United States are concerned, the relevant provisions of the Federal Tax Code;
-	establish the rules for the allocation plan of the options
-	to temporarily suspend the exercise of the options in given circumstances;
-	where necessary, take all measures to reserve the rights of option beneficiaries in accordance with any legal or regulatory provision;
-	set the dividend entitlement date (date de jouissance), even retroactive, of the shares to be issued on the exercise of the options;
-	at its sole initiative, deduct the capital increase expenses on the amount of the premium relating to these issuances and to deduct from this amount the sums required to raise the legal reserve to one- tenth of the new share capital after each increase; and
-	to record the completion of the increase(s) in the share capital resulting from the exercise of the options, complete any acts and formalities in order to finalise the increase(s) in share capital realised pursuant to this authorisation, amend the by-laws accordingly and more generally take all decisions required in the context of this authorisation, grant all delegations, and do all that is needed.

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The Board of Directors shall notify the shareholders each year during the shareholders’ meeting, under the conditions set forth by law, of the transactions carried out in pursuant to this resolution.

The Shareholders’ Meeting acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose.

This authorization is granted for a period of 38 months from the date of this Shareholders’ Meeting.

Twenty-fifth Resolution - Authorisation granted to the Board of Directors to allocate existing or new free shares

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-197-1 to L.225-197- 6 and L.22-10-59 to L.22-10-60 of the French Code de commerce, authorises the Board of Directors to proceed, in one or several allocations, with the free allocation of a maximum of 100,000 common shares, existing or to be issued, with a nominal value of €0.25 each, for the benefit of the employees and the executive officers of the Company or the entities or groups referred to in Article L.225-197-2, or for the benefit of some of them (the “Free Shares”).

(1)	Share capital increase

The definitive acquisition of the totality of the Free Shares, in the case of new shares, will result in one or several capital increases of €25,000, which are authorised by this Shareholders’ Meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The capital increase(s) that will result from the creation of the Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the account “share issue premium”. The Shareholders’ Meeting acknowledges that this decision implies shareholders’ renunciation of their rights, for the benefit of holders of Free Shares, to the said reserves.

(2)	Acquisition and retention periods

The Board of Directors shall determine, for each allocation, a vesting period of at least one year after which the acquisition of existing or new shares will become definitive, followed, if deemed useful or necessary by the Board of Directors, by a retention period of a duration it shall determine and which shall run from the definitive acquisition of the existing or new shares; it being specified that the cumulated duration of the vesting period and, as the case may be, of the retention period, shall be of at least three years.

The definitive acquisition of the Free Shares must be subject to a condition of the beneficiary’s presence in the Company or its subsidiaries as employee and/or executive officer or the member of the administrative or supervisory bodies (subject to legal exceptions or a change of control of the Company and it being understood that the Board of Directors may, if necessary, waive this condition on an individual basis) and, as the case may be, to the fulfilment of performance conditions that the Board of Directors may determine upon allocation, as is specified below.

(3)	Delegation of powers to the Board of Directors

The Shareholders' Meeting grants full powers to the Board of Directors, with the option to sub-delegate under the conditions set forth by law, to implement the allocation of Free Shares, including:

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-	to determine the conditions of eligibility, the number and the identity of the beneficiaries et the number of Free Shares allocated to each of them;
-	determine within the aforementioned limits, the acquisition period and, if applicable, the Free Shares conservation period;
-	to determine, in particular for the executive officers and certain managing directors of the Company and its subsidiaries, as the case may be, the performance conditions to which the definitive acquisition of the Free Shares will be subject;
-	to establish the rules for the allocation plan of the Free Shares;
-	to take all necessary measures in order to preserve the rights of the holders of Free Shares pursuant to any legal or regulatory provision;
-	to set the dividend entitlement date (date de jouissance), even retroactively, of the Free Shares to be issued; and
-	to record the completion of the increase(s) in the share capital resulting from the definitive acquisition of Free Shares, complete any acts and formalities in order to finalise the increase(s) in share capital realised pursuant to this authorisation, amend the by-laws accordingly and more generally take all decisions required in the context of this authorisation, grant all delegations, and do all that is needed.

The Shareholders’ Meeting acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose.

This authorisation may be used within a period of 38 months from the date of this Shareholders’ Meeting.

Twenty-sixth Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, within the framework of the provisions of Articles L.3332-18 et seq. of the French Code du travail and of Article L.225-138-1 of the French Code de commerce and in accordance with the provisions of Article L.225-129-6 of that same Code:

1.    Delegates all powers to the Board of Directors for the purpose of increasing the Company’s share capital, either once in full or in a number of instalments, in the proportions and at the times it shall determine, by a maximum nominal amount of €12,500 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 50,000 shares), through the issuance of shares or other securities giving access to the share capital, reserved to members of a company savings plan of the Company and of French or foreign companies that are related to the Company under the conditions set forth in Article L.225-180 of the French Code de commerce and Article L.3344-1 of the French Code du travail;

2.    Decides that the Board of Directors will set the subscription price of the new shares, that will be equal to 80% of the average of the first listed prices of the Company’s share on the Euronext Paris stock exchange during the twenty stock market trading days preceding the date of the decision setting the opening date for subscription when the duration of the lock-up period stipulated by the savings plan pursuant to Articles L.3332-25 et seq. of the French Code du travail is less than 10 years, and to 70% of this average when said lock-up period is greater than or equal to 10 years. Nevertheless, the Shareholders’ Meeting expressly authorizes the Board of Directors, if it thinks it appropriate, to reduce or cancel the above-mentioned discounts, within legal and regulatory limits, in order to take into account, among others, the applicable legal, accounting, tax and social security considerations in the countries where the members of a company savings plan benefiting from the capital increase reside;

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3.    Decides that the Board of Directors will also have the power to substitute all or part of the discount with an allocation of free shares or other securities giving access to the Company’s share capital, either existing or to be issued, it being specified that the total benefit resulting from the allocation and, as applicable, the discount mentioned above, may not exceed the total benefit that members of the savings plan would have received if that shortfall had been 20% or 30% when the lock-up period stipulated by the plan pursuant to Articles L.3332- 25 et seq. of the French Code du travail is greater than or equal to 10 years;

4.    Decides, pursuant to Article L.3332-21 of the French Code du travail, that the Board of Directors may also provide for the allocation, free of charge, of new or existing shares or other new or existing securities giving access to the Company’s share capital, as an employer matching contribution, provided that their equivalent monetary value, valued at the subscription price, will not have the effect of exceeding the limits provided for in Articles L.3332-10 et seq. of the French Code du travail;

5.    Decides to waive, in favour of members of a company savings plan, the shareholders’ preferential subscription rights to the new shares to be issued or to other securities giving access to the share capital, and to the securities to which such securities issued pursuant to this resolution give access to;

6.    Decides that the characteristics of the other securities giving access to the share capital will be decided by the Board of Directors, under the conditions set forth by applicable regulations;

7.    Decides that the Board of Directors shall have all powers, with the power to delegate or sub-delegate pursuant to applicable legal and regulatory provisions, to implement this resolution and, in particular, with respect to determining the terms and conditions of the transactions and deciding on the dates and terms of the issuances to be carried out pursuant to this delegation, setting the opening and closing dates of the subscription periods, the dividend entitlement dates (dates de jouissance) of the issued securities, determining the terms and conditions for paying up the shares and other securities giving access to the Company’s share capital, determining the timeframe for such paying up of shares and, as applicable, of the securities giving access to the Company’s share capital, requesting the created securities’ admission to trading on the stock market wherever appropriate, announcing the completion of the share capital increases in the amount of the shares that will actually be subscribed, completing, directly or through an agent, any transactions and formalities in connection with share capital increases and, at its sole discretion and if it sees fit, deducting the costs of the share capital increases from the amount of premiums associated with those increases and withholding from that amount the sums necessary to increase the legal reserve to one-tenth of the new share capital after each share capital increase; and

8.    Acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose.

This delegation thus granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders’ Meeting.

Twenty-seventh Resolution - Delegation of power granted to the Board of Directors for the purpose of cancelling all or part of the treasury shares of the Company, acquired pursuant to the authorisation to repurchase shares

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, subject to the adoption of the Company’s authorization to purchase its own shares, referred to in the nineteenth resolution, authorises the Board of Directors, pursuant to the provisions of Articles L.22- 10-62 et seq. of the French Code de commerce, to cancel, in the proportions and at the times it shall determine, once in full or in several instalments, all or part of the Company’s shares that the Company holds pursuant to the authorisation granted by Shareholders’ Meeting to repurchase the Company’s shares, and to reduce the share capital by the overall nominal amount of the shares thus cancelled, within the limit of 10% of the share capital per periods of 24 months; it being reminded that this 10% limit applies to the Company’s share capital amount, which may, if applicable, be adjusted to take into account the transactions affecting the share capital that may occur subsequent to this Shareholders’ Meeting.

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The Shareholders' Meeting grants full power to the Board of Directors, with the power to sub-delegate under the conditions set forth by law, for the purpose of proceeding with said capital reduction, acknowledging its successful completion, adding the difference between the cancelled share repurchase price and their par value to all items relating to reserves or premiums, carrying out the corresponding amendments to the by-laws, as well as making any declarations to the French Autorité des marchés financiers, completing any other formalities and, generally speaking, taking any necessary action.

This delegation of authority is granted for a term of 18 months as from the date of this Shareholders’ Meeting. It voids, as from this day, any prior delegation granted to the Board of Directors, having the same purpose.

Ordinary Shareholders’ Meeting

Twenty-eighth Resolution - Amendment of the Company’s by-laws for the adoption of a raison d’être within the meaning of Article 1835 of the French Code civil

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, having reviewed the Board of Directors’ report:

1.    Decides to amend the Company’s by-laws to include a raison d’être and social and environmental objectives that the Company would pursue, within the meaning of Article 1835 of the French Code civil;

2.    Decides as a consequence to amend the Article 4 “Purpose” of the by-laws as follow :

“4.1 Purpose

The company's direct or indirect purpose, both in France and abroad is:

•	Research concerning the production and sale, at different stages of development, of biological molecules and all other activities regardless of what they may be, linked to the pharmaceutical industry.

•	And more generally, to carry out all commercial, industrial, financial, securities or real estate transactions and operations linked directly or indirectly to its activity or capable of its facilitation.

4.2 – Raison d’être

The Company has defined its raison d’être as:

The Company is a late-stage biopharmaceutical company committed to improving the lives of patients with severe liver diseases who have a significant unmet medical need.

The Company’s raison d’être is based on the affirmation of its long-term commitment with regard to the position it wishes to occupy in society, not only as an economic contributor whose purpose is to be part of the long term and to create value for its counterparts and its ecosystem, but also as an innovative biotechnology company aiming to improve the quality of life of patients, and finally as a corporate citizen seeking to facilitate the professional and personal development of its employees.”

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3.	Decides in conjunction to replace the title of the Article 4 of the by-laws “Purpose” by “Purpose – Raison d’être”.

Twenty-nineth Resolution - Powers to carry out formalities

The Shareholders’ Meeting grants full powers to the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting to carry out all legal and regulatory formalities and make all filings and publications relating to the above-mentioned resolutions required by applicable laws.

*       *       *

A.	Preliminary formalities to complete in order to participate to the Shareholders’ Meeting

In accordance with Article R.22-10-28 of the French Code de commerce, the right to participate in the Shareholders’ Meeting is justified by registering the securities in the name of the shareholder or the intermediary registered on their behalf (in application of the seventh paragraph of Article L.228-1 of the French Code de commerce), on the second day preceding the Shareholders’ Meeting at midnight, Paris time (which will be the May 23, 2022) either in the registered (au nominatif) securities accounts kept by the Company (or its agent), or in the bearer (au porteur) securities accounts kept by the authorized intermediary.

The registration of the securities in the bearer (au porteur) securities accounts kept by the financial intermediaries is evidenced by a participation certificate issued by the latter (if necessary by electronic means) under the conditions provided for in Article R.22-10-28 of the French Code de commerce (with reference to Article R. 225-61 of the same Code), in the appendix:

-	the remote voting form;
-	the voting proxy;
-	the request for an admission card in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

A certificate is also issued to any shareholder wishing to attend the meeting physically and who has not received his admission card by the second business day preceding the Shareholders’ Meeting, which will be Monday May 23, 2022 at 0:00 am, Paris time, France.

B.	Participation’s terms to the Shareholders’ Meeting

The Shareholders’ Meeting is composed of all shareholders regardless of the number of shares they hold.

Each shareholder may be represented at the Shareholders’ Meeting by another shareholder, by their spouse or by the partner with whom they have concluded a civil solidarity pact. They may also be represented by any other natural or legal person of their choice (Article L.22-10-39 of the French Code de commerce).

The proxy thus designated will vote remotely under the conditions set out in III. below.

In accordance with Article R.22-10-28 of the French Code de commerce, the right to participate in the Shareholders’ Meeting is justified by registering the securities in the name of the shareholder or the intermediary registered on their behalf (in application of the seventh paragraph of Article L.228-1 of the French Code de commerce), on the second day preceding the Shareholders’ Meeting at midnight, Paris time, either in the registered (au nominatif) securities accounts kept by the Company (or its agent), or in the bearer (au porteur) securities accounts kept by the authorized intermediary.

The registration of the securities in the bearer (au porteur) securities accounts kept by the financial intermediaries is evidenced by a participation certificate issued by the latter (if necessary by electronic means) under the conditions provided for in Article R.22-10-28 of the French Code de commerce (with reference to Article R.225-61 of the same Code), in the appendix:

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•	the remote voting form;

•	the voting proxy.

I.	Vote by post or proxy

1.1.	Postal voting

Shareholders wishing to vote by post or be represented by giving a proxy to the Chairman of the Shareholders’ Meeting or to a proxy may:

•	For registered shareholders: return the postal or proxy voting form, which will be sent to them with the invitation, to the following address: BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

•	For bearer (au porteur) shareholders: request this postal or proxy voting form from the intermediary who manages their securities as of the date of the Shareholders’ Meeting. Once filled by the shareholder, this form will be returned to the account-keeping establishment, which will include a participation certificate and send it to BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex. To be taken into account, the postal voting forms must be received by the Company or the Shareholders’ Meetings Service of BNP Paribas Securities Services, at the latest on the third day preceeding the Shareholders’ Meeting, i.e. Saturday June 21, 2022. The appointments or revocations of agents expressed on paper must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, i.e. Saturday May 21, 2022.

In any case, as of the twenty-first day preceding the Shareholders’ Meeting, the single remote voting form or voting proxy is available on the Company’s website.

1.2.	Electronic voting

Shareholders also have the possibility of transmitting their voting instructions, of granting a power of attorney to the President of the Shareholders’ Meeting before the Shareholders’ Meeting, and of appointing or removing a proxy by Internet before the Shareholders’ Meeting on the Votaccess website, in accordance with the conditions described below:

For registered shareholders (actionnaires au nominatif):

Holders of pure or administered registered shares who wish to vote by Internet will access the Votaccess’ website via the Planetshares site, the address of which is as follows: https://planetshares.bnpparibas.com.

Holders of pure registered shares must connect to the Planetshares site with their usual access codes.

Holders of administered registered shares will have to connect to the Planetshares site using their identification number, which is found at the top right of their paper voting form. This identification number will allow them to have a passcode and to access the Planetshares website. In the event that the shareholder is no longer in possession of their username and / or password, they may contact the number made available to them, it being either 01 57 43 02 30 from France or +33 1 57 43 02 30 from abroad or use the contact form on the Planetshares website : https://planetshares.bnpparibas.com.

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After logging in, the registered shareholder must follow the instructions given on the screen in order to access the Votaccess’ website and vote, or appoint or dismiss a proxy.

The appointments or revocations of proxies must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, i.e. Saturday May 21, 2022.

For bearer shareholders (actionnaires au porteur):

It is up to the bearer shareholder to inquire in order to know whether his account-keeping establishment is connected or not to the Votaccess’ website and, if necessary, if this access is subject to specific conditions of use.

If the shareholder's account-keeping establishment is connected to the Votaccess’ website, the shareholder must identify himself on the Internet portal of his account-keeping establishment with his usual access codes. He must then click on the icon which appears on the line corresponding to his actions and follow the indications given on the screen in order to access the Votaccess’ website and vote, grant a power of attorney to the President of the Shareholders’ Meeting or appoint or dismiss a proxy.

If the shareholder's account-keeping establishment is not connected to the Votaccess’ website, it is specified that the notification of the appointment and the revocation of a proxy may however be made electronically in accordance with the provisions of Articles R.225-79 and R.22-10-24 of the French Code de commerce, in the following ways:

•	the shareholder must send an email to paris.bp2s.france.cts.mandats@bnpparibas.com. This email must contain the following information: name of the Company concerned, date of the Shareholders’ Meeting, last name, first name, address, bank references of the principal as well as the name, first name and if possible, the address of the agent; and

•	the shareholder must obligatorily ask their financial intermediary who manages their securities account to send a written confirmation to the Shareholders’ Meetings department of BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

Only notifications of designation or revocation of mandates may be sent to the aforementioned email address, any other request or notification relating to another object that cannot be taken into account and/or processed.

In order for appointments or revocations of proxies expressed by electronic means to be validly taken into account, confirmations must be received no later than the fourth day preceding the date of the meeting, i.e. Saturday 21 May 2022.

The Votaccess’ website will be open from May 6, 2022 at 10h00 Paris time, France.

The possibility of voting online before the Shareholders’ Meeting will end the day before the meeting, i.e. Tuesday May 21, 2022 at 3:00 p.m. Paris time, France.

However, in order to avoid any saturation of the Votaccess website, shareholders are recommended not to wait until the day before the Shareholders’ Meeting to vote.

II.	Presence at the Shareholders’ Meeting

In the context of the current health situation, it is reminded that the presence of the shareholders at the Shareholders’ Meeting is subject to the respect of barrier measures, in particular the wearing of a mask during the entirety of the meeting.

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Shareholders wishing to attend the Shareholders’ Meeting in person may request an admission card by mail or electronically as follows :

2.1. Admission card request by mail

For registered shareholders:

request for the admission card must be addressed to BNP Paribas Securities – CTO Services Assemblées Générales

– Grands Moulins de Pantin – 9, rue du Débarcadère – 93761 Pantin Cedex, or present themselves the day of the Shareholders’ Meeting at the dedicated counter with an identification document;

For bearer shareholders:

request the financial intermediary in charge of the shares registration to have itself delivered an admission card.

2.2 Admission card request by email

Shareholders wishing to attend the Shareholders’ Meeting in person may also request an admission card by email as follows:

For registered shareholders:

The holder of share in pure or administered registered form, wishing to vote by Internet, will access to the website VOTACCESS via the website Planetshares, which address is the following: https://planetshares.bnpparibas.com.

The holder of shares in pure registered form shall connect to the website Planetshares by using its usual access codes. The holder of shares in administered registered form shall connect to the website Planetshares by using his ID number on the upper right of his voting paper form. In case the shareholder is not in possession of his username and/or password any more, he can contact the numbers 01 57 43 02 30 (from France) or +33 1 57 43 02 30 (from abroad) at his disposal or proceed via a contact form. After being logged in, the holder of shares in registered form shall follow the guidelines on his screen in order to access the website VOTACCESS and vote or designate or revoke a representative.

For bearer shareholders:

it is the responsibility of the bearer shareholder to assess wether or not the financial intermediary has access to the VOTACCESS secure platform and, if so, whether this access is subject to any particular conditions of use. Only bearer shareholders whose financial intermediary has subscribed to the VOTACCESS service will be able to request their admission card online. If the financial intermediary is connected to the website VOTACCESS, the shareholder shall identify himself on the internet portal of his account holder establishment with his usual access codes. He should then click on the icon appearing on the corresponding line of his shares and follow the guidelines written on the screen in order to access to the VOTACCESS website and vote or appoint or revoke a representative.

C.	Request for draft resolutions or items to be included in the agenda and submission of written questions

1.  Requests for the inclusion of items or draft resolutions on the agenda by shareholders who meet the conditions set forth in Article R.225-71 of the French Commercial Code must be received at the company's registered office by registered letter with return receipt requested at the following address: GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos, France or by email at the following address: investors@genfit.com no later than the 25th day (calendar days) before the Shareholders’ Meeting, in accordance with Article R.22-10-22 of the French Commercial Code. Requests must be accompanied by a securities account registration certificate.

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Each request must be accompanied, as the case may be, by the text of the proposed resolutions, which may be accompanied by a brief explanatory statement. In addition, the Shareholders’ Meeting's consideration of draft resolutions and items submitted by shareholders is subject to the authors maintaining the registration of securities in the same accounts on the second business day preceding the Shareholders’ Meeting at midnight, Paris time, France.

2.  In accordance with Article R. 225-84 of French Code de commerce, each shareholder has the possibility to send to the Board of Directors, which should answer during the meeting, the written questions of his choice.

The questions shall be sent by registered letter with acknowledgement of receipt at the following address GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos or by email to the following address: investors@genfit.com.

This mailing shall be realised at the latest the second business day preceding the date of the Shareholders’ Meeting, which will be the Monday May 23, 2022.

D.	Rights to shareholder information

All the documents and information set forth in Article R. 22-10-23 of the French Code de commerce can be consulted on the Company’s website: www.genfit.fr, as of the twenty-first day before the Shareholders’ Meeting, being Wednesday May 4, 2022. All the documents referred to in Article R.225-89 et seq. of the French Code de commerce are available to shareholders at the Company’s registered office as of the publication of this notice of meeting or on the fifteenth day before the Shareholders' Meeting at the latest, depending on the document concerned.

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The Board of Directors

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